

November 7, 2022

Grant Brackebusch
Vice President, Chief Financial Officer
Idaho Strategic Resources, Inc.
201 N. Third Street
Coeur d'Alene, ID 83814

      **Re:  Idaho Strategic Resources, Inc.**
          **Form 10-K for the Fiscal Year ended December 31, 2021**
          **Filed March 31, 2022**
          **File No. 001-41320**

Dear Grant Brackebusch:

      We have reviewed your October 14, 2022 response to our comment letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our September 9, 2022 letter.

Form 10-K for the Fiscal Year ended December 31, 2021

Geology & Mineralization, page 20

1.    We not that you submitted a proposed amendment to your Form 10-K and an updated technical report summary in response to our prior comments.  However, the production from your open pit mining operations does not appear to be addressed or supported by either a reserve or resource estimate in either report.

   Please discuss this concern with your third party engineer and arrange to provide a brief explanation for this situation in both your filing and the technical report summary, also highlighting the outlook and uncertain nature of continued open pit operations.

Exhibit 96.1 Technical Report Summary for the Golden Chest Mine
Section 13 - Mining Methods, page ES-13

2.    We note that the illustration in Figure 13-1 for the Golden Chest Mine Long Section does
       not clearly depict the active mining areas, stopes or final mine outline.

       Please include a map that clearly shows these features to comply with Item
       601(b)(96)(iii)(B)(13)(v) of Regulation S-K.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have
questions regarding comments on the financial statements and related matters.  You may contact
Ken Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comment on
your mineral property related disclosures.

        Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.


                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Energy & Transportation